

Mail Stop 3561

August 28, 2008

Mr. Michael Goldberg
IDO Security, Inc.
17 State Street
New York, NY 10004

Re: IDO Security, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 000-51170

Dear Mr. Goldberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis

1. Revise to provide a comparative discussion of results of operations for the predecessor period (2006) and the post-merger period (2007) based upon the revised financial statement presentation.

Controls and Procedures, pages 19 – 20

2. Revise your disclosures regarding internal controls over financial reporting to identify the framework used by management to evaluate the effectiveness of internal controls over financial reporting. Refer to paragraph (a)(2) of Item 308T of Regulation S-B. In performing and reporting your evaluation, you may find the following documents helpful:

   ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Financial Statements, pages F-1 – F-29

Financial Statement Presentation

3. Since The Medical Exchange was a shell company prior to the merger with IDO Security Ltd ("IDO") and the acquisition was accounted for as a purchase business combination, IDO is considered to be the predecessor of IDO Security Inc and IDO's pre-merger statements of operations and cash flows must be filed in all post-merger documents until there are sufficient periods of post-merger financial statements to satisfy the requirements of Item 310 of Regulation S-B (for the Form 10KSB) and Article 8 of Regulation S-X (for all subsequent filings). Accordingly, please revise the Form 10KSB to include IDO's audited statements of operations and cash flows for the year ended December 31, 2006 and for the interim stub period from January 1, 2007 – March 7, 2007. Provide notes for these financial statements as well. Provide an audit report for the predecessor's statements of operations and cash flows. Be sure to disclose clearly and prominently that the 2006 and 2007 stub period financial statements are those of the predecessor and not the registrant.

Notes to Consolidated Financial Statements

Note 3. Acquisition, page F-13

4. We note the initial purchase allocation included a patent valued at $1.2 million and that you subsequently reclassified the value of the patent to goodwill at year-end. Please explain to us how you determined the initial value of this patent, why you are no longer recognizing this identifiable intangible asset in the purchase allocation, and why you believe it is appropriate to include the value of this asset as goodwill.

Note 5 – Private Placement of Debt Securities, pages F-13 – F-16

5. Tell us whether you have accrued the liability associated with the liquidated damages and where it is presented in the balance sheet or you are just disclosing the amount due. Tell us how you evaluated the requirements of FASB Staff Position No. EITF 00-19-2 with respect to the liquidated damages. We note there appears to be no cap on the amount of cash or number of shares to be issued in damages.

Exhibits 31.1

6. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-B. The Section 302 certifications should identify the registrant in the first paragraph, e.g., I have reviewed this Annual Report on Form 10-KSB of IDO Security Inc. Please confirm to us that you will make the necessary revisions in future filings on Forms 10-Q and 10-K.

Other Exchange Act Filings

7. Revise the subsequent Forms 10-Q to comply with the above comments as applicable.

8. Revise the Form 8-K filed March 14, 2007 to provide an audit report covering the 2005 financial statements of IDO Security Ltd.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services